UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35933 / February 4, 2026

In the Matter of:

AB Private Credit Investors Corporation
AB Private Lending Fund
AB Private Credit Investors LLC
Equitable Financial Life Insurance Company
Equitable Financial Life Insurance Company of America
certain of their wholly-owned subsidiaries as described in Schedule A to the Application
certain of their affiliated entities as described in Schedule B to the Application

66 Hudson Boulevard East
New York, New York 10001

812-15826

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

AB Private Credit Investors Corporation, et al. filed an application on June 3, 2025, and an
amendment to the application on October 3, 2025, requesting an order under sections 17(d) and
57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that
would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the
Act and rule 17d-1 under the Act. The order would permit certain registered closed-end
management investment companies and business development companies (collectively, the
"Regulated Funds") to co-invest in portfolio companies with each other and with certain
affiliated investment entities.

On January 6, 2026, a notice of the filing of the application was issued (Investment Company
Act Release No. 35862). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by AB Private Credit Investors Corporation, et al. (File No. 812-15826) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.